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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 05702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__
 　　　　　　　　　　　　　　　　　　　　MM/DD/YY 　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER   Skyway Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 North Tampa Street, Suite 3550
 　　　　　　　　　　　　　　(No. and Street)

Tampa	Florida	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Crino 　　　　　　　　　　　　　　　　　　　　　　　813-514-1833
 　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company LLP
 　　　　　　　　　　(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650	Tampa	Florida	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Bryan Crino_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Skyway Advisors, LLC_____ _____ , as

of ____December 31,_____, 20_09___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_Elizabeth A. Caulfield_____
Notary Public

_____
Signature

_President_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x   A report on internal control required by SEC Rule 17a-5.
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Skyway Advisors, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2009

Contents



Report of Independent Registered Public Accounting Firm

To the Members of
Skyway Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Skyway Advisors, LLC (the "Company") as of December 31, 2009 and the related statements of operations and changes in members' equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyway Advisors, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 24, 2010

Pender Newkirk & Company LLP · Certified Public Accountants
100 South Ashley Drive · Suite 1650 · Tampa, Florida 33602 · (813) 229-2321 · Fax: (813) 229-2359

PCAOB Registered

AGN *Member of AGN International, Ltd. - A Worldwide Association of Separate and Independent Accounting and Consulting Firms*
Member of Private Companies Practice Section and Center for Audit Quality of the American Institute of Certified Public Accountants
Member of AICPA Employee Benefit Plan Audit Quality Center

Skyway Advisors, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	275,842
Furniture and equipment, net		9,932
Prepaid expenses and other assets		21,949
	$	307,723

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	40,916
Members' equity		266,807
	$	307,723

Skyway Advisors, LLC

Statement of Operations and Changes in Members' Equity

Year Ended December 31, 2009

Revenues from investment banking activities:		
Success fees	$	479,250
Other		65,335
		544,585
Expenses:		
Professional fees		107,478
Licenses and permits		5,431
Travel and marketing		37,320
Occupancy		129,397
Communications		28,122
Other		131,884
		439,632
Net income		104,953
Members' equity, beginning of year		161,854
Members' equity, end of year	$	266,807

Skyway Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities		
Net income	$	104,953
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense		16,283
Loss on disposal of assets		1,610
Changes in operating assets and liabilities:		
Prepaids and other assets		(1,584)
Accounts payable and accrued expenses		21,304
Net cash provided by operating activities		142,566
Investing activities		
Purchases of furniture and equipment		(6,331)
Net increase in cash		136,235
Cash, beginning of year		139,607
Cash, end of year	$	275,842

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

Year Ended December 31, 2009

1. Background Information

Skyway Advisors, LLC (the "Company") is a Florida limited liability company that was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC in 2003. During April 2003, the Company registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, private equity, debt financing, and financial advisory services. The Company provides such services to companies throughout the country. The corporate headquarters is located in Tampa, Florida. The Company has two members, each of whom has the same rights and privileges. According to the Operating Agreement, the liability of the members is limited to their total capital contributions and their share of any assets and undistributed profits of the Company.

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits with the bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company considers all highly liquid instruments with original maturities of less than three months to be cash equivalents for purposes of the statement of cash flows.

Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment banking revenues consist of fees earned from providing merger and acquisition, financial restructuring, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful

2. Significant Accounting Policies (continued)

completion of the transaction. Retainer fees are non-refundable and recognized on a pro rata basis over the term of the agreement. Consulting fees are recognized as the services are provided.

The Company is treated as a partnership for income tax purposes. As a result, the Member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

The FASB Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2009.

The Company has evaluated subsequent events through February 24, 2010, the date at which the financial statements were available to be issued, and determined that no material disclosures were necessary.

3. Furniture and Equipment

Furniture and equipment consist of:

Furniture	$ 41,144
Telephone equipment	5,188
Computer hardware	53,166
Computer software	1,273
	100,771
Accumulated depreciation	(90,839)
	$ 9,932

Depreciation expense amounted to $16,283 for the year ended December 31, 2009.

4. Related Party Transactions

The Company has an expense sharing agreement with a company related by common ownership, whereby the Company will receive administrative personnel services in return for providing occupancy and other operational services. The value of the services provided and received for the year ended December 31, 2009 is $65,231.

As mentioned, the Company reports as a partnership. In lieu of salaries, the members receive distributions proportionate to their ownership percentage.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

5. Commitments

The Company rents office space and equipment under non-cancelable operating leases that expire through 2012.

The remaining minimum lease payments due under these operating leases as of December 31, 2009 are as follows:

Years Ending December 31,	
2010	$ 122,237
2011	133,118
2012	135,135
	$ 390,490

Rent expense amounted to approximately $91,296 for the year ended December 31, 2009.

6. Capital Withdrawals

As the Company closes investment banking transactions it may, at its discretion, withdraw capital from the business to make distributions to its Members. These withdrawals are dependant on the timing and amount of investment banking fees received.

7.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $234,926, which was $229,926 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.00.

Supplementary Information

Skyway Advisors, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2009

Net capital:		
Total members' equity	$	266,807
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		266,807
Add: Subordinated borrowings allowable in computation of net capital		-
Add: Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		266,807
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses and other assets		21,949
Furniture and equipment, net		9,932
		31,881
Net capital before haircuts on securities positions (tentative net capital)		234,926
Haircuts on securities		-
Net capital	$	234,926
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	40,916
Total aggregate indebtedness	$	40,916
Computation of basic net capital requirement:		
Minimum net capital required based upon aggregate indebtedness		
(which is calculated as 6 and 2/3% of aggregate indebtedness)	$	2,728
Minimum net capital required	$	5,000
Excess net capital	$	229,926
Ratio: aggregate indebtedness to net capital		17%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

Skyway Advisors, LLC

Schedule II

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Skyway Advisors, LLC

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Skyway Advisors, LLC

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2009

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).



Report on Internal Control Required
by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Members of
Skyway Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Skyway Advisors, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

Pender Newkirk & Company LLP · Certified Public Accountants

100 South Ashley Drive · Suite 1650 · Tampa, Florida 33602 · (813) 229-2321 · Fax: (813) 229-2359

PCAOB Registered
Member of AGN International, Ltd. - A Worldwide Association of Separate and Independent Accounting and Consulting Firms 14
Member of Private Companies Practice Section and Center for Audit Quality of the American Institute of Certified Public Accountants
Member of AICPA Employee Benefit Plan Audit Quality Center

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 24, 2010

15



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Members of
Skyway Advisors, LLC
100 North Tampa Street, Suite 3550
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Skyway Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other specified parties of report, solely to assist you and the other specified parties in evaluating Skyway Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Skyway Advisors, LLC's management is responsible for Skyway Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check #15154 for $156.00) noting no differences;

2. Compared the Total Revenue amount of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. There were no adjustments reported in Form SIPC-7T;

Pender Newkirk & Company LLP · Certified Public Accountants

100 South Ashley Drive · Suite 1650 · Tampa, Florida 33602 · (813) 229-2321 · Fax: (813) 229-2359

PCAOB Registered

16

Member of AGN International, Ltd. - A Worldwide Association of Separate and Independent Accounting and Consulting Firms
Member of Private Companies Practice Section and Center for Audit Quality of the American Institute of Certified Public Accountants
Member of AICPA Employee Benefit Plan Audit Quality Center

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences; and

5. There were no overpayments applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 24, 2010

Financial Statements and
Supplementary Information

Skyway Advisors, LLC

Year Ended December 31, 2009
Independent Registered Public Accounting Firm's Report